Exhibit (h)(iii)

EXPENSE LIMITATION AGREEMENT

Emerge ETF Trust

This Agreement is effective as of _______, 2022, by and between EMERGE ETF TRUST, a Delaware statutory trust (the “Trust”), on behalf of each series of the Trust identified on Appendix A attached hereto (each, a “Fund”), and EMERGE CAPITAL MANAGEMENT, INC., a New York corporation (the “Adviser”).

WHEREAS, the Trust is a Delaware statutory trust organized under the Agreement and Declaration of Trust (“Declaration of Trust”), dated October 28, 2021, and is or will be registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type; and

WHEREAS, each Fund is a series of the Trust; and

WHEREAS, the Trust, on behalf of each Fund, and the Adviser have entered into an Investment Management Agreement dated ______, 2022 (“Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to each Fund; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of each Fund and its shareholders to limit the expenses of the Fund, and, therefore, have entered into this Agreement, in order to maintain the Fund’s expense ratios within the Operating Expense Limit, as defined below.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.             Expense Limitation.

(a)            Applicable Expense Limit. For purposes of this Agreement, the term “Fund Operating Expenses” with respect to each Fund is defined to include all expenses necessary or appropriate for the operation of the Fund including the Adviser’s investment advisory or management fee under the Advisory Agreement, the investment advisory fee of any sub-adviser to the Fund, and other expenses described in the Advisory Agreement that the Fund is responsible for and have not been assumed by the Adviser, but excludes (i) payments under the Fund’s Rule 12b-1 plan (if any); (ii) brokerage expenses (including any costs incidental to transactions in portfolio securities, instruments and other investments); (iii) taxes; (iv) interest expenses (including borrowing costs and dividend expenses on securities sold short and overdraft charges); (v) litigation expenses (including litigation to which the Trust or the Fund may be a party and indemnification of the Fund’s Trustees and officers with respect thereto); (vi) acquired fund fees and expenses; and (vii) other non-routine or extraordinary expenses, each as incurred by the Fund in any fiscal year. To the extent that Fund Operating Expenses exceed the Operating Expense Limit, as defined in Section 1(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser.

(b)            Operating Expense Limit. Each Fund’s maximum Operating Expense Limit in any year shall be 0.95% of the average daily net assets of the Fund.

(c)            Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for a Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceeds the Operating Expense Limit of a Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Adviser may also remit to the Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay the Excess Amount.

(d)            Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the applicable Fund with respect to the previous fiscal year shall equal the Excess Amount.

(e)            Recapture.  If the Adviser so requests, an amount equal to any Fund Operating Expenses waived or reimbursed by the Adviser pursuant to this Agreement shall be paid to the Adviser by a Fund in the first, second and third year following the date on which any such reimbursement or waiver occurs, if the total annual Fund Operating Expenses for the applicable following year, after giving effect to the repayment, do not exceed 0.95% of the average daily net assets of the Fund (or any lower expense limitation or limitations to which the parties may otherwise agree).

2.            Term and Termination of Agreement.

(a)            This Agreement with respect to a Fund shall continue in effect until September 8, 2023, and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”). Nevertheless, this Agreement may be terminated at the end of the then-current term of the Agreement by either party hereto, without payment of any penalty, upon written notice ninety (90) days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust. Any termination pursuant to this paragraph 2(a) shall become effective on the last day of the then-current term of the Agreement or such later date as specifically agreed upon by the parties.

(b)            Notwithstanding Section 2(a) of this Agreement, neither the Trust nor the Adviser may terminate this Agreement prior to the end of the then-current term of the Agreement without requesting and receiving approval of the Board of Trustees of the Trust (the “Board”).

3.            Miscellaneous.

(a)            Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b)            Interpretation. Nothing herein contained shall be deemed to require the Trust or a Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

(c)            Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be effective as of the day and year first above written.

EMERGE ETF TRUST,
on behalf of each Fund

By:
Avipsha Mitra
Secretary

EMERGE CAPITAL MANAGEMENT, INC.

By :
Lisa Lake Langley
President and Chief Executive Officer

Appendix A

1.	Emerge EMPWR Sustainable Dividend Equity ETF
2.	Emerge EMPWR Sustainable Select Growth Equity ETF
3.	Emerge EMPWR Sustainable Global Core Equity ETF
4.	Emerge EMPWR Sustainable Emerging Markets Equity ETF
5.	Emerge EMPWR Unified Sustainable Equity ETF

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